Exhibit 99.1

press release



Sierra Health Services, Inc.®

2724 North Tenaya Way
Las Vegas, Nevada 89128
(702) 242-7000

FOR IMMEDIATE RELEASE

CONTACTS: Peter O'Neill   Paul Palmer
                  VP, Public & Investor Relations   SVP, Chief Financial Officer
                  (702) 242-7156   (702) 242-7112

SIERRA REPORTS 1ST QUARTER 2006 EARNINGS OF $0.51 PER DILUTED SHARE

1st Quarter Year Over Year Results

- ❖ Total Revenues Up 30%
- ❖ Medical Premium Revenues Up 33%
- ❖ Adjusted Cash Flow from Operations of $55.6 million, or 170% of Net Income
- ❖ Earnings Per Share Up 16%
- ❖ 2006 EPS Guidance Raised to $2.05 to $2.15

LAS VEGAS, April 26, 2006 – Sierra Health Services, Inc. (NYSE:SIE) reported today that net income for the quarter ended March 31, 2006 was $32.7 million or $0.51 per diluted share, compared to $29.4 million or $0.44 per diluted share for the same period in 2005, an earnings per share increase of 16%. All earnings per share amounts reflect the retroactive effects of the two-for-one common stock split that was effective December 30, 2005.

Total revenues for the quarter were $438.2 million, compared to $335.9 million for the same period in 2005, an increase of 30%. Medical premium revenues were $414.4 million, compared to $311.4 million for the same period in 2005, an increase of 33%. Medical premium revenues for the current quarter include $62.0 million from the Company's stand-alone Medicare Part D Prescription Drug Program (PDP).

In the first quarter, Sierra's medical care ratio was 78.7%, a 240 basis point increase from 76.3% for the same period in 2005. The increase is due to the impact of medical expenses related to the Medicare PDP. This program had a medical care ratio of 97.5%. Exclusive of the PDP, the Company's medical care ratio was 75.6%, a decrease of 70 basis points from the same period in 2005. The Company believes that reflecting the medical care ratio excluding the effects of the PDP provides a more comparable measure of this ratio to its historical results.

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Sierra's medical claims payable balance increased to $162.3 million at March 31, 2006, compared to $135.9 million at December 31, 2005. Days in claims payable, which is the medical claims payable balance divided by the average medical expenses per day for the period, were 43 days for the first quarter of 2006, compared to 47 days for both the first quarter of 2005 and sequentially. The decrease in days in claims payable is due solely to the shorter payment cycle associated with the pharmacy claims related to the PDP.

As a percentage of premium revenue, general and administrative expenses for the first quarter of 2006 improved 90 basis points to 12.4% from 13.3% for the same period in 2005.

Cash flow from operations was $129.5 million for the quarter, compared to $25.6 million for the same period in 2005. Cash flow from operations, adjusted for the timing of monthly payments from the Centers for Medicare and Medicaid Services (CMS), was $55.6 million for the first quarter of 2006, compared to $66.4 million for the same period in 2005. Sierra received four months of payments from CMS in the first three months of 2006 as the April CMS payments were received at the end of March. The Company received two months of payments from CMS in the first three months of 2005 as the January CMS payments were received at the end of December 2004. Sierra believes that reflecting three months of CMS payments provides a more useful measure of cash provided by operations during the three-month period.

During the first quarter, Sierra purchased 2.2 million shares of its common stock in the open market for $91.1 million, at an average price of $41.41 per share. As of April 25, 2006, the Company purchased an additional 633,000 shares for $25.3 million, at an average price of $39.97. On April 20, 2006, Sierra's Board of Directors authorized an additional $75.0 million for share repurchases, bringing the current total available and authorized balance to $75.8 million. As previously reported, Sierra's amended revolving credit facility allows for unlimited share repurchases, provided the Company meets the required leverage ratio.

In the first quarter of 2006, the Company's core commercial HMO membership grew by 3%, or 6,600 lives. In the quarter, the Company's Medicare Advantage membership, which includes both HMO and PPO membership, grew by 2% or 1,000 lives. Sierra's Medicare PDP membership was 160,800 at March 31, 2006. Medicaid membership, while increasing 10%, or 5,100 lives year over year, is down 100 lives sequentially, likely due to a first quarter eligibility reconciliation by the state. A similar reconciliation resulted in a slight decrease in Medicaid membership during the same period in 2005.

"Our disciplined pricing and stable cost structure, combined with continued growth in our core market, has allowed us to meet or exceed expectations over the past several quarters," said Anthony M. Marlon, M.D., chairman, president and chief executive officer of Sierra. "Once again, Sierra's performance in the first quarter is, in part, reflective of our strong local economy."

Sierra had previously announced that it expected to earn between $1.92 and $2.02 per fully diluted share for the year 2006. The Company now expects to earn between $2.05 and $2.15 per fully diluted share for 2006.

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Sierra Health Services, Inc., based in Las Vegas, is a diversified healthcare services company that operates health maintenance organizations, indemnity insurers, preferred provider organizations, prescription drug plans and multi-specialty medical groups. Sierra's subsidiaries serve nearly 800,000 people through health benefit plans for employers, government programs and individuals. For more information, visit the Company's website at www.sierrahealth.com.

Statements in this news release that are not historical facts are forward-looking and based on management's projections, assumptions and estimates; actual results may vary materially. Forward-looking statements are subject to certain risks and uncertainties, which include but are not limited to: 1) potential adverse changes in government regulations, contracts and programs, including the Medicare Advantage program, the Medicare Prescription Drug Plan, Medicaid and legislative proposals to eliminate or reduce ERISA pre-emption of state laws that would increase potential managed care litigation exposure; 2) the potential loss of the Medicaid contract with the state of Nevada; 3) competitive forces that may affect pricing, enrollment, renewals and benefit levels; 4) unpredictable medical costs, malpractice exposure, reinsurance costs and inflation; 5) impact of economic conditions; 6) changes in healthcare reserves; and 7) the amount of actual proceeds to be realized from the note receivable related to the sale of the workers' compensation insurance operation. Further factors concerning financial risks and results may be found in documents filed with the Securities and Exchange Commission and which are incorporated herein by reference.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Sierra will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Sierra or its business or operations. Sierra assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

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SIERRA HEALTH SERVICES, INC. AND SUBSIDIARIES
Earnings Report
(In thousands, except per share data)
(Unaudited)

	Three Months Ended March 31,	
	2006	**2005**
Medical premiums	$414,444	$311,355
Military contract revenues	—	6,359
Professional fees	12,915	9,853
Investment and other revenues	10,889	8,292
Total Revenues	438,248	335,859
Medical expenses	336,519	244,955
Medical Care Ratio	78.7%	76.3%
(Medical Expenses/Premiums and Professional Fees)		
Military contract expenses	138	4,107
General and administrative expenses	51,201	41,473
Operating Income	50,390	45,324
Interest expense	(776)	(1,631)
Other income (expense), net	(33)	99
Income Before Income Taxes	49,581	43,792
Provision for income taxes	(16,910)	(14,387)
Net Income	$ 32,671	$ 29,405
Earnings Per Common Share	$0.57	$0.55
Earnings Per Common Share Assuming Dilution	$0.51	$0.44
Weighted average common shares outstanding	57,727	53,244
Weighted average common shares outstanding assuming dilution...	64,727	68,249

PERIOD END MEMBERSHIP

	At March 31,	
	2006	**2005**
HMO:		
Commercial	260,800	241,300
Medicare	56,400	54,000
Medicaid	55,000	49,900
PPO:		
Commercial	28,600	26,000
Medicare	900	—
Medicare Part D	160,800	—
Medicare supplement	14,600	16,300
Administrative services	214,600	184,600
Total Members	791,700	572,100

SIERRA HEALTH SERVICES, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	March 31, 2006	December 31, 2005
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 98,954	$ 88,059
Investments	331,253	281,250
Accounts receivable	15,604	14,501
Current portion of deferred tax asset	26,860	23,949
Prepaid expenses and other current assets	51,812	30,596
Total Current Assets	524,483	438,355
Property and equipment, net	69,716	71,357
Restricted cash and investments	18,167	18,252
Goodwill	14,782	14,782
Deferred tax asset (less current portion)	13,399	13,266
Note receivable	47,000	47,000
Other assets	79,808	65,834
Total Assets	$ 767,355	$668,846
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accrued and other current liabilities	$ 95,556	$ 58,238
Trade accounts payable	2,919	2,347
Accrued payroll and taxes	19,330	21,469
Medical claims payable	162,301	135,867
Unearned premium revenue	110,221	49,067
Current portion of long-term debt	118	106
Total Current Liabilities	390,445	267,094
Long-term debt (less current portion)	71,769	52,307
Other liabilities	65,320	65,193
Total Liabilities	527,534	384,594
Commitments and contingencies		
Stockholders' Equity:		
Common stock	348	346
Treasury stock	(461,507)	(377,190)
Additional paid-in capital	413,205	400,287
Accumulated other comprehensive loss	(2,798)	(1,750)
Retained earnings	290,573	262,559
Total Stockholders' Equity	239,821	284,252
Total Liabilities And Stockholders' Equity	$ 767,355	$ 668,846

SIERRA HEALTH SERVICES, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Three Months Ended March 31,	
	2006	**2005**
Cash Flows From Operating Activities:		
Net Income	$ 32,671	$ 29,405
Adjustments To Reconcile Net Income To Net Cash		
Provided By Operating Activities:		
Depreciation	4,318	3,714
Excess tax benefit from share-based payment arrangements	(5,109)	—
Other adjustments	2,306	1,647
Other current assets	(23,128)	5,470
Unearned premium revenue	61,154	(36,838)
Other current liabilities	35,670	(2,855)
Medical claims payable	26,434	8,798
Changes in other assets and liabilities	(4,767)	16,243
Net Cash Provided By Operating Activities	129,549	25,584
Cash Flows From Investing Activities:		
Capital expenditures, net of dispositions	(2,785)	(2,252)
Purchase of investments, net of proceeds	(57,630)	(116,468)
Net Cash Used For Investing Activities	(60,415)	(118,720)
Cash Flows From Financing Activities:		
Payments on debt and capital leases	(25)	(25)
Proceeds from other long-term debt	20,000	—
Purchase of treasury stock	(91,131)	(10,354)
Excess tax benefits from share-based payment arrangements	5,109	—
Exercise of stock in connection with stock plans	7,808	9,433
Net Cash Used For Financing Activities	(58,239)	(946)
Net Increase (Decrease) In Cash And Cash Equivalents	10,895	(94,082)
Cash And Cash Equivalents At Beginning Of Period	88,059	207,619
Cash And Cash Equivalents At End Of Period	$ 98,954	$ 113,537

Reconciliation of Non-GAAP Financial Measures

Operating Cash Flow

In this press release, the Company presented operating cash flow, adjusted for the timing of payments from the Centers for Medicare and Medicaid Services (CMS) for both 2006 and 2005. These are non-GAAP financial measures. The Company received four months of payments from CMS in the first three months of 2006 as the April CMS payments were received at the end of March. The Company received two months of payments from CMS in the first three months of 2005 as the January CMS payments were received at the end of December 2004. The Company believes that reflecting three months of CMS payments provides a more useful measure of cash provided by operations during the three-month period. The following is a reconciliation to the most directly comparable GAAP financial measure:

	Three Months Ended March 31,	
	2006	2005
GAAP net cash provided by operating activities	$129,549	$25,584
Add: January CMS payments received in December	—	40,845
Less: April CMS payments received in March	(73,962)	—
Cash Flow From Operations Adjusted For The Timing Of Payments From CMS...	$ 55,587	$66,429

Medical Care Ratio

In this press release, the Company presented the medical care ratio, excluding the effects of the Medicare Part D prescription drug program (PDP) for 2006. This is a non-GAAP financial measure. The Company believes that reflecting the ratio excluding the effects of the PDP provides a more comparable measure of its medical care ratio to its historical results. The following is a reconciliation to the most directly comparable GAAP financial measure:

	Non-GAAP Items		GAAP
	Other Medical	PDP	Reporting
Medical Premiums	$352,421	$62,023	$414,444
Professional Fees	12,915	—	12,915
Total Medical Premiums and Professional Fees	365,336	62,023	427,359
Medical Expenses	276,020	60,499	336,519
Medical Care Ratio (Medical Expenses/Premiums and Professional Fees)	75.6%	97.5%	78.7%

Debt to Capitalization Ratio

The Company disclosed its debt to capitalization ratio excluding the effects of its 2¼% senior convertible debentures. This is a non-GAAP financial measure. The Company believes that reflecting this ratio excluding the effects of the debentures, which are significantly above the conversion price and when redeemed by the debenture holders can be converted by the Company to equity, provides a more useful measure of its debt to capitalization ratio. The following is a reconciliation to the most directly comparable GAAP financial measure:

	GAAP Reporting	Non-GAAP Items Debentures	Revised
Total debt (less senior convertible debentures)	$ 20,387	$ —	$ 20,387
Senior convertible debentures	51,500	(51,500)	—
Total Debt	71,887	(51,500)	20,387
Stockholders' Equity	239,821	51,500	291,321
Total Debt plus Stockholders' Equity	$311,708	$ —	$311,708
Debt to Capitalization Ratio (Total Debt/Total Debt and Stockholders' Equity)	23.1%		6.5%